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EXHIBIT 7

TERMINATION AGREEMENT

        This Termination Agreement is entered into as of this      day of February 2002, by and among Micron Technology, Inc., a Delaware corporation ("Micron"), Interland, Inc., a Minnesota corporation (formerly known as Micron Electronics, Inc.)
("Interland"), Micron Semiconductor Products, an Idaho corporation ("MSP") and the Micron Technology Foundation, Inc., an Idaho non-profit corporation (the "Foundation").

RECITALS

        WHEREAS, on or about March 22, 2001, Micron and Interland entered into that certain MTI Shareholder Agreement (as heretofore modified or supplemented, the "Shareholder Agreement"), containing, among other things, certain restrictions on transfer on the shares of Interland owned by Micron (the "Shares").

        WHEREAS, on or about August 30, 2001, Micron sold the Shares to MSP and related thereto, MSP and Micron entered into that certain Stock Purchase Agreement dated as of August 30, 2001 (the "Stock Purchase Agreement"), pursuant to which MSP agreed to be bound by the provisions contained in Section 1 of the Shareholder Agreement.

        WHEREAS, on or about August 30, 2001, MSP donated the Shares to the Foundation, and in connection therewith MSP and the Foundation entered into that certain Donation Agreement dated as of August 30, 2001 (the "Donation Agreement"), pursuant to which the Foundation agreed to be bound by the provisions contained in Section 1 of the Shareholder Agreement.

        WHEREAS, following the Effective Time (as defined in Section 3, hereof) the Foundation intends to sell all of the Shares to certain third-party entities (the "Purchasers").

        WHEREAS, the Purchasers have requested that the Shareholder Agreement be terminated as a condition of their acquisition of the Shares.

        NOW, THEREFORE, in consideration of the proposed sale of the Shares by the Foundation and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties to this Agreement agree as follows:

AGREEMENT

        1.    Termination of Shareholder Agreement.    By its respective signature below, each party hereto agrees and acknowledges that the Shareholder Agreement shall be terminated as of the Effective Time and from the Effective Time forward shall be of no further force and effect. Notwithstanding the foregoing, each party hereto shall continue to be bound by the terms of the Shareholder Agreement, to the extent such Shareholder Agreement was previously applicable to such party, for all actions occurring prior to the Effective Time.

        2.    Termination of Assumptions.    By its respective signature below, each party hereto agrees and acknowledges that Section 2(a) of the Stock Purchase Agreement and Section 2(a) of the Donation Agreement shall be terminated as of the Effective Time and from the Effective Time forward shall be of no further force and effect. Notwithstanding the foregoing, (i) all other effective provisions of the Donation Agreement and the Stock Purchase Agreement shall remain in full force and effect and (ii) each party hereto shall continue to be bound by the terms of the Donation Agreement and the Stock Purchase Agreement, to the extent either such agreement was previously applicable to such party, for all actions occurring prior to the Effective Time.

        3.    Effective Time.    The provisions of this Agreement shall be effective (the "Effective Time") immediately prior to the consummation of the sale of the Shares to the Purchasers. If the Effective Time has not occurred on or before March 1, 2002 this Agreement shall become null and void and be of no further force and effect.

        4.    Further Acts.    Each party hereto agrees, upon the reasonable request of any other party hereto, to execute, deliver and acknowledge all such further documents, agreements, certificates and instruments and do such further acts as the any party to this Agreement may reasonably require to effectuate the transactions contemplated by this Agreement.

        5.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, when taken together, shall constitute one and the same instrument.

        6.    Governing Law.    This Agreement shall be governed by and construed in accordance with the law of the State of Delaware.

        7.    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, telecopied (with confirmation of receipt), delivered by nationally-recognized overnight express service or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

If to the Foundation:	Micron Technology Foundation 8000 South Federal Way Boise, ID 83707 Telephone: (208) 368-3766 Telecopy: (208) 368-4095 Attention: Norman Schlachter
If to Micron:	Micron Technology, Inc. 8000 South Federal Way Boise, ID 83707 Telephone: (208) 368-4000 Telecopy: (208) 368-4540 Attention: General Counsel
If to MSP:	Micron Semiconductor Products, Inc. 8000 South Federal Way Boise, ID 83707 Telephone: (208) 368-4000 Telecopy: (208) 368-4540 Attention: General Counsel
If to Interland:	Interland, Inc. 303 Peachtree Center Avenue Atlanta, GA 30303 Telephone: (404) 260-2536 Telecopy: (404) 720-3728 Attention: General Counsel

or to such other address as the person to whom notice is to be given may have previously furnished to the other in writing in the manner set forth above, provided that notice of a change of address shall be deemed given only upon receipt.

        8.    Expenses.    Each party hereto shall be solely responsible for all expenses incurred by it or on its behalf in connection with the preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the fees and expenses of its counsel, accountants, brokers, finders, financial advisors and other representatives.

        9.    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

        10.    Severability.    In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision, provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

        11.    Entire Agreement.    This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above, to be effective as of the Effective Time.

MICRON TECHNOLOGY, INC.
By:	/s/ W.G. STOVER, JR.
Name:	W.G. Stover, Jr.
Title:	V.P. of Finance & CFO
MICRON TECHNOLOGY FOUNDATION, INC.
By:	/s/ KAREN L. VAUK
Name:	Karen L. Vauk
Title:	Executive Director & Assistant Corporate Sec.
MICRON SEMICONDUCTOR PRODUCTS, INC.
By:	/s/ MICHAEL W. SADLER
Name:	Michael W. Sadler
Title:	President
INTERLAND, INC.
By:	/s/ JOEL J. KOCHER
Name:	Joel J. Kocher
Title:	Chairman & Chief Executive Officer

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TERMINATION AGREEMENT
RECITALS
AGREEMENT